Mail Stop 4561
via fax (650) 527-5638

September 2, 2009

Enrique T. Salem
President & CEO
Symantec Corporation
20330 Stevens Creek Blvd.
Cupertino, CA 95014

       Re: **Symantec Corporation**
              Form 10-K for the Fiscal Year Ended April 3, 2009
              Filed June 1, 2009
              File No. 000-17781

Dear Mr. Salem:

      We have completed our review of your Form 10-K and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief